

August 23, 2010

Mr. Hongwei Liu
Chief Financial Officer
China New Media Corp.
Dalian Vastitude Media Group
8th Floor, Golden Name Commercial Tower
68 Renmin Road
Zhongshan District, Dalian
P.R. China

     Re: China New Media Corp.
               Form 10-K for the Year Ended May 31, 2009
               Filed September 14, 2009
               File No. 0-53027

Dear Mr. Liu:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Larry Spirgel
               Assistant Director

cc. Ms. Jie Xiu, Esq (Troutman Sanders LLP) via FAX (212) 704-5904